Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Tax Court of Canada rules in favour of Cameco

Saskatoon, Saskatchewan, Canada, September 26, 2018    .    .    .    .    .    .    .    .    .     .    .    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that the Tax Court of Canada has ruled unequivocally in favour of the company in its dispute of the reassessments issued by Canada Revenue Agency (CRA) for the 2003, 2005 and 2006 tax years.

The Tax Court ruled that Cameco’s marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium sale and purchase agreements are in full compliance with Canadian laws for the tax years in question.

“We are very pleased with the Tax Court’s clear and decisive ruling in our favour,” said Tim Gitzel, Cameco’s president and CEO. “We followed the rules, yet this dispute has caused significant uncertainty for our investors during a period of prolonged weakness in markets for our products. Now we hope CRA accepts the decision and applies it to other tax years in dispute, so we can focus on managing our business for the benefit of all our stakeholders.”

The court has referred the matter back to the Minister of National Revenue in order to issue new reassessments for the 2003, 2005 and 2006 tax years in accordance with the court’s decision. The timing for the issuance of the revised reassessments along with refunds plus interest is uncertain.

CRA has 30 days from the date of the decision to appeal to the Federal Court of Appeal. If appealed, Cameco estimates it would take about two years for the Federal Court of Appeal to hear and decide the matter.

Decisions of the Federal Court of Appeal may be appealed to the Supreme Court of Canada, but only if the Supreme Court agrees to hear the appeal. If an appeal to the Supreme Court is pursued, Cameco estimates that a further two years would be required to receive a decision.

The Tax Court decision is not legally binding for other tax years in dispute, but we believe there is nothing in the decision that would warrant a different outcome for the other tax years in question.

Cameco will be making an application to the court to recover the substantial costs incurred over the course of this case.

We have posted the Tax Court decision on our website at cameco.com. We invite you to join a conference call on Thursday, September 27, 2018 at 8:00 a.m. Eastern to discuss the decision and its implications for Cameco.

To join the call, please dial 800-319-4610 (Canada and US toll-free) or 604-638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com.

A recorded version of the proceedings will be available on our website shortly after the call, and on post view until midnight, Eastern, October 27, 2018, by calling 800-319-6413 (Canada and US toll-free) or 604-638-9010 (Passcode 2632).

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include our hope to pursue managing our business for the benefit of all of stakeholders, the uncertain timing for the issuance of revised reassessments and refunds, our time estimates for the appeals processes in the event that CRA appeals the Court’s decision, and the implications of the decision for the resolution of the dispute with CRA for other tax years. Material risks that could lead to different results include a determination by CRA to appeal the Court’s decision, the risk that disputes for other tax years will not be resolved on a similar basis and unexpected delays in the appeals process. In presenting this forward-looking information, we have made assumptions which may prove incorrect about our ability to pursue our business objectives, CRA’s willingness to accept the decision, our ability to resolve disputes for other years in a similar manner, and the timing of the appeals process. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:	Rachelle Girard	306-956-6403

Media inquiries:	Carey Hyndman	306-956-6317